Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,
	2003	2002	2001	2000	1999	1998
Fixed charges, as defined:
Interest on long-term debt	$446	$486	$351	$323	$233	$203
Interest on short-term debt and other interest	63	71	44	64	47	33
Amortization of debt discount, expense and premium - net	39	25	17	5	4	2
Interest on capital lease obligations
Charged to expense				4	9	8
Capitalized					1	2
Estimated interest component of operating rentals	55	39	36	25	20	18
Preferred stock dividends and preferred securities distributions of subsidiaries on a pre-tax basis	69	79	64	31	30	31

Total fixed charges	$672	$700	$512	$452	$344	$297

Earnings, as defined:
Net income (a)	$555	$436	$167	$491	$492	$379
Preferred security dividend requirements	58	67	52	26	26	25
Less undistributed income (loss) of equity method investments	(10)	(23)	20	74	56	3

	623	526	199	443	462	401

Add:
Income taxes	214	210	261	294	174	259
Amortization of capitalized interest on capital leases				2	2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred stock dividends of subsidiaries on a pre-tax basis)	589	600	419	405	307	257

Total earnings	$1,426	$1,336	$879	$1,144	$945	$919

Ratio of earnings to fixed charges	2.1	1.9	1.7	2.5	2.7	3.1

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.1	1.9	1.7	2.5	2.7	3.1

(a)	Net income excludes extraordinary items, minority interest and the cumulative effect of a change in accounting principle.
(b)

PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.